UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

AntriaBio, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

037230109
(CUSIP Number)

Konus Advisory Group 890 Santa Cruz Avenue Menlo Park, CA 94025 (650)-847-1919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037230109	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Konus Advisory Group, Inc. EIN #: 90-0790250
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7.	SOLE VOTING POWER
NUMBER OF		None
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		4,000,000 shares of Common Stock
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH		None
REPORTING	10.	SHARED DISPOSITIVE POWER
PERSON WITH:		4,000,000 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10%1
14.	TYPE OF REPORTING PERSON* CO

_______________________
1 Based on 4,000,000 shares of common stock outstanding on Febrary 6, 2013.

CUSIP No. 037230109	13D	Page 3of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Hoyoung Huh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
	7.	SOLE VOTING POWER
NUMBER OF		1,666,667
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		4,000,000 shares of Common Stock
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH		1,666,667
REPORTING	10.	SHARED DISPOSITIVE POWER
PERSON WITH:		4,000,000 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,666,667 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.6%2
14.	TYPE OF REPORTING PERSON* IN

_______________________
2 Based on 41,666,667 shares of common stock outstanding on Febrary 6, 2013.  Any common stock options exercisable within 60 days have been included in the denominator.

CUSIP No. 037230109	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Nevan Elam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
	7.	SOLE VOTING POWER
NUMBER OF		1,847,222
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		4,000,000 shares of Common Stock
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH		1,847,222
REPORTING	10.	SHARED DISPOSITIVE POWER
PERSON WITH:		4,000,000 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,847,222 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.97%3
14.	TYPE OF REPORTING PERSON* IN

_______________________
3 Based on 41,847,222 shares of common stock outstanding on Febrary 6, 2013. Any common stock options exercisable within 60 days have been included in the denominator.

CUSIP No. 037230109	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) is filed with respect to the common stock, par value $0.001 per share of AntriaBio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Company is 890 Santa Cruz Avenue Menlo Park, CA 94025.

Item 2.	Identity and Background.

(a)
This Statement is filed on behalf of:  (i) Konus Advisory Group, Inc., a corporation organized and existing under the laws of the State of Delaware (“Konus”); (ii) Hoyoung Huh, a natural person; and (iii) Nevan Elam, a natural person.  Dr. Huh, Mr. Elam and Konus are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.”  Information with respect to each of the Reporting Persons is given solely by such Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b)	The principal address for the Reporting Persons is 890 Santa Cruz Avenue Menlo Park, CA 94025

(c)
Dr. Huh was appointed as a member of the Issuer’s board of directors with an effective date of such appointment of January 31, 2013.  Mr. Elam was appointed to serve as a member of the Issuer’s board of directors and the Issuer’s Chief Executive Officer with an effective date of such appointment of January 31, 2013.

(d)	None of the Reporting Persons have been convicted in a criminal proceed (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Huh and Mr. Elam are United States Citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 31, 2013, pursuant to a share exchange and reorganization agreement (the “Share Exchange and Reorganization Agreement”) by and among the Issuer, AntriaBio Delaware, Inc., and the holders of all outstanding shares of AntriaBio Delaware, Inc. (the “Antria Delaware Stockholders”), the Issuer agreed to:  (i) issue to the Antria Delaware Stockholders 35,284,000 shares of the Issuer’s common stock representing approximately 88.2% of the Issuer’s issued and outstanding common stock; and (ii) assume any issued and outstanding options (each a “Common Stock Option”), warrants and convertible securities of AntriaBio Delaware, Inc.  In return, the Antria Delaware Stockholders transferred to the Issuer all of the issued and outstanding shares of common stock of AntriaBio Delaware, Inc.  Such transaction is hereinafter referred to as the “Reverse Merger”.

As a result of the Reverse Merger, Dr. Huh beneficially owns an aggregate of 5,666,667 shares of the Issuer’s common stock (“Shares”).  Dr. Huh’s holdings include: (a) 1,666,667 Shares which represents the exercisable portion of Dr. Huh’s Common Stock Option within 60 days of January 30, 2013; and (b) 4,000,000 Shares indirectly held by Dr. Huh through his status as a significant stockholder, managing director and member of the board of directors of Konus.  Dr. Huh shares voting and dispositive power over the Shares held by Konus with Mr. Elam.

CUSIP No. 037230109	13D	Page 6 of 9 Pages

As a result of the Reverse Merger, Mr. Elam beneficially owns an aggregate of 5,847,222 Shares.  Mr. Elam’s beneficial holdings include: (a) 1,847,222 Shares which represents the exercisable portion of Mr. Elam’s Common Stock Option exercisable within 60 days of January 30, 2013; and (b) 4,000,000 Shares indirectly held by Mr. Elam through his status as a significant stockholder, managing director and member of the board of directors of Konus.  Mr. Elam shares voting and dispositive power over the Shares held by Konus with Mr. Elam.

In connection with the Reverse Merger, Konus as an Antria Delaware Stockholder received a total of 4,000,000 Shares in exchange for AntriaBio Delaware, Inc.’s transfer of 4,000,000 shares of its common stock of AntriaBio Delaware, Inc. to the Issuer.

The foregoing description of the Share Exchange and Reorganization Agreement, Dr. Huh’s Common Stock Option and Mr. Elam’s Common Stock Option does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange and Reorganization Agreement, Dr. Huh’s Common Stock Option and Mr. Elam’s Common Stock Option attached as Exhibits 2.1, 10.8 and 10.10, respectively, to the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on February 6, 2013 (the “Form 8-K”), and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Shares for investment purpose and to effect the Reverse Merger pursuant to the Share Exchange and Reorganization Agreement as described in Item 3 above.  In connection with the Share Exchange and Reorganization Agreement and the Reverse Merger as more fully described in the Form 8-K, Dr. Huh was appointed to serve on the Issuer’s board of directors and Mr. Elam was appointed to serve on the Issuer’s board of directors and as the Issuer’s Chief Executive Officer.

Subject to ongoing evaluation, except as otherwise set forth above, each of the Reporting Persons have no current plans or proposals which relate to or would otherwise result in any of the following:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

5.	Any material change in the present capitalization or dividend policy of the Issuer;

6.
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

7.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 037230109	13D	Page 7 of 9 Pages

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

a.
Dr. Huh beneficially owns an aggregate of 5,666,667 Shares.  Dr. Huh’s holdings include: (a) 1,666,667 Shares which represents the exercisable portion of Dr. Huh’s Common Stock Option, exercisable within 60 days of January 30, 2013; and (b) 4,000,000 Shares indirectly held by Dr. Huh through his status as a significant stockholder, managing director and member of the board of directors of Konus.  Mr. Elam beneficially owns an aggregate of 5,847,222 Shares.  Mr. Elam’s beneficial holdings include: (a) 1,847,222 Shares which represents the exercisable portion of Mr. Elam’s Common Stock Option, exercisable within 60 days of January 30, 2013; and (b) 4,000,000 Shares indirectly held by Mr. Elam through his status as a significant stockholder, managing director and member of the board of directors of Konus.  Konus beneficially owns 4,000,000 Shares.  Dr. Huh’s holdings represent 13.6% of such outstanding Shares.  Mr. Elam’s holdings represent 13.97% of such outstanding Shares.  Konus’ holdings represent 10% of such outstanding Shares.  Dr. Huh and Mr. Elam share voting and dispositive control over the Konus Shares.   The percentage calculation for Konus is based upon 40,000,000 outstanding Shares as of the date of this Statement; the percentage calculation for Dr. Huh is based upon 41,666,667 outstanding Shares which includes the exercisable portion of Dr. Huh’s Common Stock Option; and the percentage calculation for Mr. Elam is based upon 41,847,222 outstanding Shares which includes the exercisable portion of Mr. Elam’s Common Stock Option.

b.
The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Konus Advisory Group, Inc.	0	4,000,000	0	4,000,000
Hoyoung Huh	1,666,667	4,000,000	1,666,667	4,000,000
Nevan Elam	1,847,222	4,000,000	1,847,222	4,000,000

c.	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

d.
The Reporting Persons do not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to,

CUSIP No. 037230109	13G	Page 8 of 9 Pages

transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2013 (1)

Exhibit 2: Share Exchange and Reorganization Agreement (1)

Exhibit 3: Dr. Huh’s Common Stock Option (1)

Exhibit 4: Mr. Elam’s Common Stock Option (1)

*Attached herewith

(1)           Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2013.

CUSIP No. 037230109	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	KONUS ADVISORY GROUP, INC.

	By:	/s/ Nevan Elam
Nevan Elam
Managing Director

Dated: February 8, 2013	HOYOUNG HUH

/s/ Hoyoung Huh
Hoyoung Huh

Dated: February 8, 2013	NEVAN ELAM

/s/ Nevan Elam
Nevan Elam